Leading Brands, Inc.
Consolidated Financial Statements
February 28, 2006 and 2005
(Expressed in US Dollars)

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Independent Auditors’ Report

To the Shareholders of
Leading Brands, Inc.

We have audited the Consolidated Balance Sheets of Leading Brands, Inc. as at February 28, 2006 and 2005 and the Consolidated Statements of Income (Loss) and Deficit and Cash Flows for each of the years in the three-year period ended February 28, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2006 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
April 21, 2006

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Comments by Auditors for US Readers on Canada –
United States Reporting Differences

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in Note 1 for stock-based compensation in 2005. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report dated April 21, 2006 is expressed in accordance with Canadian reporting standards which do not permit reference to such an event in the auditors’ report when it is adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
April 21, 2006

Leading Brands, Inc.
Consolidated Balance Sheets
(Expressed in US Dollars)

	Feb. 28, 2006	Feb. 28, 2005

Assets

Current
Accounts receivable (Note 18 (b))	$3,256,711	$2,247,896
Inventory (Note 2)	4,127,551	2,823,307
Prepaid expenses and deposits (Note 7)	737,820	213,635
Future income taxes – current (Note 15)	299,137	275,639

	8,421,219	5,560,477

Property, plant and equipment (Note 3)	9,970,301	9,866,592
Trademarks and rights (Note 4)	95,865	88,334
Goodwill (Note 5)	2,950,504	2,718,721
Deferred costs (Note 6)	72,004	157,207
Other	43,991	125,783
Future income taxes – long term (Note 15)	2,269,677	2,092,128

Total Assets	$23,823,561	$20,609,242

Liabilities and Shareholders’ Equity

Liabilities

Current
Bank indebtedness (Note 8)	$2,617,294	$2,512,897
Accounts payable and accrued liabilities	5,440,685	2,999,526
Current portion of long-term debt (Note 9)	670,794	947,429

	8,728,773	6,459,852

Long-term debt (Note 9)	3,781,375	2,913,843

	12,510,148	9,373,695

Shareholders’ Equity
Share Capital
Authorized (Note 10(a))
500,000,000 common shares without par value
20,000,000 preferred shares without par value
Issued
15,084,068 common shares (2005 – 15,045,069)
(Note 10(b))	25,835,587	25,799,818
Contributed surplus (Note 11)	1,593,258	1,297,133
Currency translation adjustment	2,894,754	1,873,354
Deficit	(19,010,186)	(17,734,758)

	11,313,413	11,235,547

Total Liabilities and Shareholders’ Equity	$23,823,561	$20,609,242

Approved on behalf of the Board:

/s/ Iain Harris	Director

/s/ Ralph McRae	Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Income (Loss) and Deficit
(Expressed in US Dollars)

For the year ended	Feb. 28, 2006	Feb. 28, 2005	Feb. 29, 2004

Gross Sales	$39,293,726	$34,415,849	$41,773,575
Less: Discounts, rebates and slotting fees	(2,534,860)	(849,645)	(976,649)
Net Sales	36,758,866	33,566,204	40,796,926
Expenses (income)
Cost of sales	26,666,072	23,543,348	31,403,389
Selling, general and administrative	10,044,862	8,576,241	9,867,894
Amortization of property, plant and equipment	858,020	878,770	896,406
Amortization of deferred costs and other	93,489	80,768	296,875
Interest on long-term debt	188,421	202,687	161,843
Interest on current debt	155,067	112,483	177,787
Write down of deferred costs	-	-	632,579
Gain on contract settlements (Note 14)	-	(695,585)	-
Loss on sale of assets	26,582	43,590	9,083
	38,032,513	32,742,302	43,445,856
Income (loss) before income taxes	(1,273,647)	823,902	(2,648,930)
Income taxes recovery (expense) (Note 15)	(1,781)	(198,259)	801,440
Net income (loss) for the year	(1,275,428)	625,643	(1,847,490)
Deficit, beginning of year, as previously reported	(17,734,758)	(17,524,051)	(15,676,561)
Adjustment for change in accounting policy
(Note 1)	-	(836,350)	-
Deficit, beginning of year, as restated	(17,734,758)	(18,360,401)	(15,676,561)
Deficit, end of year	$(19,010,186)	$(17,734,758)	$(17,524,051)

Earnings (loss) per share (Note 10(h))
Basic and diluted	$(0.08)	$0.04	$(0.12)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

For the year ended	Feb. 28, 2006	Feb. 28, 2005	Feb. 29, 2004

Cash provided by (used in)

Operating activities
Net income (loss) for the year	$(1,275,428)	$625,643	$(1,847,490)
Items not involving cash
Amortization of property, plant and	858,020	878,770	896,406
equipment
Amortization of deferred costs and other	93,489	80,768	296,875
Loss on sale of assets	26,582	43,590	9,083
Write-down of deferred costs	-	-	632,579
Stock based compensation expense	296,125	306,412	105,616
Changes in non-cash operating working
capital
items (Note 16)	(166,681)	(366,976)	(141,326)
Future income taxes	771	201,949	(805,383)

	(167,122)	1,770,156	(853,640)
Investing activities
Purchase of property, plant and equipment	(182,385)	(256,329)	(541,776)
Proceeds on sale of assets	58,136	40,715	63,730
Expenditures on deferred costs	-	(75,065)	(209,870)

	(124,249)	(290,679)	(687,916)
Financing activities
Increase (decrease) in bank indebtedness	7,472	(719,536)	226,533
Issuance of common shares	35,769	4,439	310,849
Proceeds from issuance of long-term debt	1,099,762	363,829	1,728,180
Repayment of long-term debt	(851,632)	(1,128,209)	(724,006)

	291,371	(1,479,477)	1,541,556

Cash, beginning and end of year	$-	$-	$-

Supplementary disclosure of cash flow
Information

Cash paid during the year
Income tax payments (recovery), net	$1,010	$(3,690)	$3,943
Interest paid	$343,697	$315,476	$334,842

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2006 and 2005

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”) as explained in Note 20. Details of significant accounting policies are as follows:

Nature of Business

Leading Brands, Inc. and its subsidiaries are engaged in the bottling, distribution, sales, merchandising and brand management of beverages and food products across North America. The Company primarily operates in the following integrated activities: beverage packaging, food and beverage sales and distribution, as well as brand licensing and development.

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned Canadian and United States subsidiaries, together with a 90.5% interest (2005 – 90.5%) in KERT Technologies, Inc. and a 97% (2005 – 97%) interest in Quick, Inc. All intercompany transactions and balances have been eliminated. The Company fully consolidated Kert Technologies, Inc, and Quick, Inc. and recorded its minority interest, however since the minority interest’s proportionate loss is in excess of the minority interest’s contribution, the loss has been absorbed by the Company. Accordingly, no minority interests appear on the Company’s consolidated balance sheets and statements of income (loss) and deficit.

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost determined on a first-in, first-out basis and net realizable value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost and net realizable value.

Property, Plant and Equipment	Property, plant and equipment are recorded at cost and are amortized using the declining-balance method at annual rates as follows:

Plant and equipment	- 7% to 20%
Buildings	- 5%
Automotive equipment	- 20%
Land improvements	- 8%
Furniture and fixtures and computer
hardware and software	- 20%

Leasehold improvements are amortized over the lesser of their expected life or the lease term.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2006 and 2005

Property, plant and equipment - Continued

Management periodically performs a review of undiscounted future operating cash flows to assess the valuation of the property, plant and equipment. Property, plant and equipment are written down when a permanent and significant impairment in their value has occurred.

Software Development for Internal Use	Software development costs including costs related to acquired software which are expected to provide future benefits with reasonable certainty are deferred and amortized as described above.

Deferred Charges

Start-up costs are amortized over a five year period, from the time when commercial operations of the applicable business units commence. Certain new product promotion and launch costs are deferred and amortized over 36 months commencing with the date of launch of the related product.

Management periodically performs a review of the related undiscounted future operating cash flows to assess the valuation of deferred costs. Deferred costs are written down when a permanent and significant impairment in their value has occurred. In fiscal 2004, a write down of $632,579 was taken on deferred costs.

Revenue Recognition

Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, packaging or other services are recognized when the services are performed and collection of related receivables is reasonably assured. The Company records shipping and handling revenue as a component of sales revenue.

Commencing the fiscal year ended February 28, 2006, slotting fees paid to various customers are recorded in prepaid expenses and amortized into sales discounts over 12 months from the date of the first sale to those customers. Management has determined, the effect of adoption of this new accounting policy does not have a significant effect on prior year comparative figures.

Foreign Currency Translation and Transactions

The functional currency of the Company is the Canadian dollar. These financial statements are reported in US dollars for the convenience of US readers. Transactions denominated in US dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities, including intercompany balances, have been translated into Canadian dollars at the year end exchange rate. All such exchange gains and losses are included directly in earnings. Exchange gains and losses included in earnings that related to long-term debt are considered to be an integral part of financing costs and accordingly, are included in interest expense.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2006 and 2005

Foreign Currency Translation and Transactions - continued

Assets and liabilities of the Company’s operations having a functional currency other than the US dollar are translated into US dollars using the exchange rate in effect at the year- end date and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net equity investment in these operations are deferred as a separate component of shareholders’ equity.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make significant estimates and assumptions in determining carrying value included property, plant and equipment, goodwill and future income taxes.

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other-Stock-Based Payments”. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. See Note 1 for details on the change in Accounting Policy regarding stock-based compensation in fiscal 2005.

Compensation costs are charged to the Consolidated Statements of Income (Loss) and Deficit or capitalized to deferred costs, depending on the nature of the award.

Goodwill and Other Intangible Assets

Goodwill is tested for impairment annually or if an event occurs that will more likely than not reduce the fair value of the reporting unit below its carrying value. The significant assumptions are as follows:

a.	Expected cash flows from operations of the related entity, over the next five fiscal years.

b.	Forecasted operating results based on current economic conditions and expected future events.

c.	Seasonality of the business is built into the discounted cash flow model, therefore normal fluctuation in sales will not significantly affect the analysis.

Trademarks and rights including the acquisition of domain names which are expected to provide future benefits are recorded at cost and amortized over their expected useful life.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2006 and 2005

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgement is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We evaluate all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Although the Company has tax loss carry-forwards and other future income tax assets, management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance (Note 15).

Comparative Figures	Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2006 and 2005

1.	Change in Accounting Policy, Prior Year

Stock Based Compensation

Effective March 1, 2004, the Company has retroactively adopted, without restatement, the new recommendations of CICA Handbook Section 3870, “Stock-based compensation and other stock- based payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after March 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options granted to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit and contributed surplus as of March 1, 2004 by $836,350.

2.	Inventory

	2006	2005
Finished goods	$2,896,971	$1,402,645
Raw materials	1,230,580	1,420,662
	$4,127,551	$2,823,307

3.	Property, Plant and Equipment

			2006	2005

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Plant and equipment	$14,466,377	$7,019,915	$7,446,462	$7,323,497
Buildings	1,694,479	780,435	914,044	886,568
Automotive equipment	721,275	553,776	167,499	179,934
Land	381,500	-	381,500	351,530
Land improvements	390,738	239,578	151,160	151,397
Leasehold improvements	137,940	100,024	37,916	41,464
Furniture and fixtures	595,298	472,139	123,159	140,483
Computer hardware and
software	2,291,836	1,543,275	748,561	791,719

	$20,679,443	$10,709,142	$9,970,301	$9,866,592

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2006 and 2005

4.	Trademarks and Rights

	2006	2005
Trademarks and rights	$280,244	$258,229
Less accumulated amortization	(184,379)	(169,895)
	$95,865	$88,334

5.	Goodwill

	2006	2005
Goodwill	$3,867,675	$3,563,842
Less accumulated amortization	(917,171)	(845,121)
	$2,950,504	$2,718,721

The change in the goodwill balance from the prior year was due to translation adjustments.

6.	Deferred Costs

	2006	2005
Product development costs	$111,528	$127,581
Start up costs	158,812	146,336
	270,340	273,917
Less: accumulated amortization	(198,336)	(116,710)
	$72,004	$157,207

7.	Prepaid Expenses and Deposits

	2006	2005
Listing fees	$483,173	$-
Insurance premiums	78,984	71,396
Rental deposits and other	175,663	142,239
	$737,820	$213,635

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2006 and 2005

8.	Bank Indebtedness

	2006	2005
Bank indebtedness	$2,617,294	$2,512,897

The Company has a demand revolving operating bank loan with a credit limit of $4,838,993 (2005 - $3,648,156). Interest is charged on the drawn-down amounts at the bank prime rate plus 0.75% - 1.25% (2005 - 0.75 -1.25%) . The bank prime rate at February 28, 2006 was 5.25% (2005 – 4.25%) . The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment and inventory owned by the Company.

Bank indebtedness includes the demand revolving operating bank loan of $2,244,934 (2005 - $2,255,806) and un-presented cheques of $388,647 (2005 - $272,407) and is net of cash of $16,287 (2005 - $15,316).

The agreement with respect to the bank indebtedness contains three restrictive covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants at February 28, 2006.

9.	Long-term Debt

		2006	2005

a)	Bank loan, principal and interest repayable at $64,042 per	$3,750,530	$3,186,508
	month, collateralized simililar to operating loan, as
	described in Note 8, with interest at a rate of bank prime
	plus 1%, due on demand.

b)	Mortgage, principal and interest repayable at $5,408 per	605,774	586,430
	month including interest at a one-year fixed rate of 5.61%
	per annum, collateralized by a first mortgage on certain
	land and buildings until May 1, 2006, thereafter floating
	interest rate at prime plus 1% maturing February 1, 2011.

c)	Other	95,865	88,334

		4,452,169	3,861,272

	Less current portion	670,794	947,429

		$3,781,375	$2,913,843

Principal due over the remaining terms of the long-term debt is as follows:

2007	$670,794
2008	621,205
2009	659,443
2010	699,105
2011	605,760
2012 and thereafter	1,195,862

$4,452,169

The agreement with respect to the bank loan (Note (a)) contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2006 and 2005

10.	Share Capital

a)	Authorized share capital

	Number of Shares

	2006	2005

Common shares without par value	500,000,000	500,000,000

Preferred shares without par value	9,999,900	9,999,900
Series “A” preferred shares	1,000,000	1,000,000
Series “B” preferred shares	100	100
Series “C” preferred shares	1,000,000	1,000,000
Series “D” preferred shares	4,000,000	4,000,000
Series “E” preferred shares	4,000,000	4,000,000

	20,000,000	20,000,000

The rights and restrictions attached to the shares are as follows:

i)

The Series A and B preferred shares bear annual preferential non-cumulative dividends at a rate of 5% per annum and are redeemable at the Company’s option or retractable at the holder’s option with 21 days notice.

ii)

The Series C preferred shares bear annual preferential dividends at a rate of 8% per annum, calculated monthly. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any unaccrued unpaid dividends, for a period of five years, at the following conversion prices per common share: $1.25 for the first year from the date of issue, $1.45 for the second year from the date of issue, $1.70 for the third year from the date of issue, $2.00 for the fourth year from the date of issue and $2.35 for the fifth year following the date of issue.

iii)

The Series D preferred shares bear annual preferential cumulative dividends at a rate of 8% per annum calculated monthly. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any accrued unpaid dividends, for a period of five years, at the following conversion prices per common share: $1.25 for the first year from the date of issue, $1.45 for the second year from the date of issue, $1.70 for the third year from the date of issue, $2.00 for the fourth year from the date of issue and $2.35 for the fifth year following the date of issue.

iv)

The Series E preferred shares bear annual preferential cumulative dividends at a rate of 9% per annum commencing on the first anniversary from the date of issue. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any accrued unpaid dividends, for a period of three years, at the following conversion prices per common share: $1.50 for the first year from the date of issue, $1.75 for the second year from the date of issue and $2.00 for the third year following the date of issue.

There are no preferred shares outstanding as at February 28, 2006 and 2005.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2006 and 2005

10.	Share Capital – Continued

b)	Changes in Issued Common Share Capital

	Number of
	Common Shares	Amount
Issued as at March 1, 2003	14,728,669	$25,484,530
Issued for cash in connection with the exercise
of stock options	261,500	260,849
Issued for cash in connections with the exercise
of warrants	50,000	50,000
Issued as at February 29, 2004	15,040,169	25,795,379
Issued for cash in connection with the exercise
of stock options	4,900	4,439
Issued as at February 28, 2005	15,045,069	25,799,818
Issued for cash in connection with the exercise
of stock options	38,999	35,769
Issued as at February 28, 2006	15,084,068	$25,835,587

c)	Stock Options

The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are generally exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. The Company does not have a formal stock option plan.

d)	Stock Option Information

	Issued and	Weighted Average
	Outstanding Options	Exercise Price

Outstanding at March 1, 2003	3,483,994	1.19
Granted	539,859	1.41
Exercised	(261,500)	1.00
Cancelled	(760,167)	1.46

Outstanding at February 29, 2004	3,002,186	1.15
Granted	867,500	1.04
Exercised	(4,900)	0.91
Forfeited	(150,000)	1.30
Expired	(739,267)	1.30

Outstanding at February 28, 2005	2,975,519	1.07
Granted	224,000	1.14
Exercised	(38,999)	0.92
Forfeited	(45,000)	1.29
Expired	(170,000)	1.00

Outstanding at February 28, 2006	2,945,520	$1.13

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2006 and 2005

10.	Share Capital – Continued

The weighted average date-of-grant fair value of the options granted during 2006 was $1.05 (2005 - $1.34; 2004 - $1.33 per share) based on the Black-Scholes option pricing model using weighted average assumptions as described in Note 11.

During the year ended February 28, 2006, the Company extended the term of 788,504 options for a period of nine to fifteen months, and changed the exercise price from $1.00 to $1.19, the market price on the date of extension

e)	Options Outstanding and Exercisable

The following table summarizes the options outstanding and exercisable at February 28, 2006.

	Number of	Weighted Average		Number of
	Options	Remaining Contractual	Exercise	Shares
	Outstanding	Life (Years)	Price	Exercisable

	849,515	3.30	$1.00	847,515
	788,504	0.67	$1.19	788,504
	532,500	8.42	$1.04	168,627
	125,000	2.08	$1.70	95,835
	100,000	2.50	$1.29	50,000
	100,000	9.58	$1.20	-
	75,000	2.11	$1.47	75,000
	60,000	9.42	$1.25	8,000
	60,000	8.92	$0.81	12,000
	60,000	3.00	$1.10	23,000
	50,000	3.00	$1.02	19,167
	50,000	3.00	$1.09	19,167
	36,001	8.76	$0.83	6,750
	29,000	9.92	$1.07	-
	10,000	1.93	$2.20	6,000
	10,000	3.33	$1.49	3,333
	10,000	1.42	$2.38	7,000

February 28, 2006	2,945,520			2,129,898

February 28, 2005	2,975,519			2,115,980

February 28, 2004	3,002,186			2,538,218

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2006 and 2005

10.	Share Capital – Continued

f)	Share Purchase Warrants Information

		Weighted
		Average
	Number of	Exercise
	Warrants	Price
Outstanding at March 1, 2003	875,000	$1.21
Exercised	(50,000)	1.00
Outstanding at February 29, 2004	825,000	1.23
Expired	(475,000)	1.29
Outstanding at February 28, 2005 and 2006	350,000	$1.14

As at February 28, 2006, all of the outstanding warrants were exercisable and will expire on August 21, 2006.

g)	Shareholder Protection Rights Plan

On August 26, 2003, a Shareholder Protection Rights Plan was adopted whereby one share purchase right is attached to each outstanding common share, exercisable only in the case of a specific event, such as the acquisition by an acquirer of 20% or more of the issued common shares of the Company, and at a predetermined calculated price. This plan is up for renewal at the annual general meeting in 2006.

h)	Earnings (Loss) Per Common Share

The Company uses the “Treasury Stock Method” to calculate earnings per common share. Under this method basic earnings per share is based on the weighted average aggregate number of common and non-voting shares outstanding during each period. The diluted earnings per share assumes that the redeemable preferred shares had been converted and the outstanding stock options and share purchase warrants had been exercised at the beginning of the period.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2006 and 2005

10.	Share Capital – Continued

Details of the numerator and denominator used in the calculation of earnings (loss) per share are as follows:

	2006	2005	2004
Numerator
Net income (loss) available to common shareholders	$(1,275,428)	$625,643	$(1,847,490)
Denominator
Weighted average shares outstanding	15,063,858	15,042,035	14,949,575
Effect of dilutive securities – stock options	-	90,645	-
Denominator for diluted EPS	15,063,858	15,132,680	14,949,575

For the year ended February 28, 2006 and February 29, 2004, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 3,295,520 and 3,824,186, respectively, were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

11.	Stock-Based Compensation

a)

Prior to the accounting change in 2004, Canadian generally accepted accounting principles only required disclosure of compensation expense for employee grants under the stock option plan as if the value of all options granted had been determined based on the fair market value based method. The Company’s net loss for the prior period presented and net loss per common share would have been increased to the pro-forma amounts below had the fair value based method, adopted as at March 2004, been followed:

Year Ended
February 29
2004

Net loss – as reported	$(1,847,490)
Total employees stock-based compensation expense
determined using the fair value based method for all
awards net of related tax effects	(592,622)
Net loss - pro forma	$(2,440,112)

Basic and diluted loss per share – as reported	$(0.12)
Basic and diluted loss per share – pro-forma	$(0.16)

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2006 and 2005

11.	Stock-Based Compensation – Continued

b)	The fair value of each stock option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants:

	2006	2005	2004

Risk-free rate	3.70% to 4.06%	2.98% to 4.47%	2.46% to 3.27%
Dividend yield	Nil%	Nil%	Nil%
Volatility factor of the expected market price of
the Company’s common shares	105%	115%	138%
Weighted average expected life of the options
(months)	120	60	60

c)

In connection with the vesting of certain non-employees, employees and directors stock options for the year ended February 28, 2006, the Company has recorded stock option compensation of $296,125 (February 28, 2005 - $306,412; February 29, 2004 - $123,803) which was credited to contributed surplus, of which, $Nil (February 28, 2005 - Nil; February 29, 2004 - $18,187) was included in deferred costs for product development and $296,125 (February 28, 2005 - $306,412; February 29, 2004 - $105,616) was expensed in the year.

12.	Commitments

a)	The Company is committed to annual operating leases for premises and equipment. The minimum annual lease payments for the next five years and thereafter are as follows:

2007	$1,393,399
2008	1,111,239
2009	571,829
2010	503,455
2011	503,455
2112 and onward	41,955

Total future minimum lease payments	$4,125,332

b)

The Company has commitments with various suppliers to purchase certain volumes of materials. It is not anticipated that losses will be incurred on these contracts. Subsequent to year end, the Company committed to purchasing one piece of machinery.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2006 and 2005

13.	Contingencies

The Company is a party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

14.	Gain on Contract Settlement

The Company recorded other income in the fiscal year 2005 of $695,585 from the settlement of certain disputes and resultant contract cancellations. Due to the nature of payment, they are non- recurring.

15.	Income Taxes

	2006	2005	2004
Current	$1,010	$(3,690)	$3,943
Future	771	201,949	(805,383)
	$1,781	$198,259	$(801,440)

The difference in income tax expense (recovery) due to differences between the Canadian statutory federal income tax rate and the Company’s effective income tax rate applied to income (loss) before income taxes was as follows for each of the years in the three year period ended February 28, 2006:

	2006	2005	2004

Income tax expense (recovery) computed
at basic Canadian statutory rates	(34.1)%	35.6%	(35.6)%
Effect of non-deductible amounts	8.8%	50.3%	31.4%
Recognition of future income tax expenses	19.4%	86.9%	-%
Recognized tax benefits	(19.3)%	(62.4)%	(5.1)%
Changes in valuation allowance	25.2%	(86.3)%	(20.9)%

	0.00%	24.1%	(30.2)%

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2006 and 2005

15.	Income Taxes - Continued

The effects of each type of temporary difference that gives rise to the future income tax assets and liabilities are as follows:

	2006	2005
Operating and other losses carried forward	$3,589,342	$3,423,415
Property, plant and equipment	549,944	139,098
Trademark and deferred costs	118,850	52,575
Total future income tax assets	4,258,136	3,615,088
Valuation allowance	(1,689,322)	(1,247,321)
Net future income tax assets	2,568,814	2,367,767
Less: current portion	299,137	275,639
	$2,269,677	$2,092,128

The Company has provided a valuation allowance against a portion of the future income tax assets. As at February 28, 2006, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $10.5 million which can be applied against future earnings. The net operating loss carryforward amounts commence to expire in 2007.

16.	Changes in Non-Cash Operating Working Capital Items

	2006	2005	2004

Non cash working capital related to
operations:
Accounts receivable	$(774,773)	$1,560,005	$(1,063,691)
Inventory	(984,234)	920,364	293,777
Prepaid expenses and deposits	(479,719)	9,773	547,131
Accounts payable and accrued liabilities	2,072,045	(2,857,118)	81,457

	$(166,681)	$(366,976)	$(141,326)

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2006 and 2005

17.	Related Party Transactions

Related party transactions not disclosed elsewhere are as follows:

		2006	2005	2004

i)	Incurred consulting fees with a
	company related by a director in
	common (the President)	$70,070	$65,177	$61,507

ii)	Incurred professional service fees
	with a company related by a director
	in common for the services of the
	President	$400,400	$372,439	$351,468

iii)	Incurred services from a company
	related by a director in common	$13,919	$9,753	$11,237

iv)	Sold water to a company with a
	director in common	$11,620	$11,685	$9,841

v)	Purchased product from a company
	with a director in common (not related	$395,257	$250,126	$184,743
	after July 1, 2005)

vi)	Incurred consulting fees with a
	company related by an officer in	$210,887	$241,076	$154,300
	common

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

18.	Fair Value of Financial Instruments, Credit Risk and Interest Rate Risk

a)	Fair Value of Financial Instruments

The carrying values of accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximates their respective fair values due to the short-term or demand nature of the instruments. The fair value of long-term debt has been estimated at $4,452,000 (2005 - $3,866,000).

b)	Credit Risk

The Company’s customers consist mainly of wholesale and retail grocery suppliers and food distributors principally located in North America. During the fiscal year ended February 28, 2006, the Company’s ten largest customers comprised approximately 74% (2005 - 75%; 2004 – 65%) of sales and no one customer comprised more than 19% (2005 - 18%; 2004 – 17%) of sales. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition.

Accounts receivable are presented net of an allowance for doubtful accounts in the amount of $248,461 at February 28, 2006 and $313,636 at February 28, 2005.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2006 and 2005

18.	Fair Value of Financial Instruments, Credit Risk and Interest Rate Risk - Continued

c)	Interest Rate Risk

The Company has bank indebtedness that is subject to floating rates of interest. Changes in the interest rate may cause fluctuations in the results of operations of the Company.

d)	Foreign Exchange Risk

A portion of the Company’s accounts receivable and accounts payable are denominated in U. S. dollars and, as such, the Company is exposed to fluctuations between the US and Canadian dollars.

19.	Segmented Information

The Company operates in one industry segment being the production and distribution of beverages and food products. The Company’s principal operations are comprised of an integrated bottling and distribution system for beverages, water and snack foods. Substantially, all of the Company’s operations, assets and employees are located in Canada and export sales during all the years reported are less than 15%.

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which, in the case of the Company, differs in certain respects from US GAAP.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2006 and 2005

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

Material differences between Canadian and US GAAP are summarized below:

a)	Adjustments to Consolidated Financial Statements Adjustments to Consolidated Statements of Income (Loss)

	2006	2005	2004
Net income (loss) for the year, Canadian	$(1,275,428)	$625,643	$(1,847,490)
GAAP
Write-off product launch costs and certain
deferred
costs based on SOP 98-5(i)	-	(75,065)	(228,647)
Amortization of deferred costs (i)	93,489	80,768	284,153
Write down of deferred costs (i)	-	-	632,579
Fair value of options granted to employees (ii)	246,422	186,981	-
Compensation expense recorded on application
of FIN 44 (iii)	(294,031)	(35,543)	920,866
Net income (loss) for the year, US GAAP	(1,229,548)	782,784	(238,539)
Net income (loss) available to common
shareholders,
US GAAP	$(1,229,548)	$782,784	$(238,539)
Basic and diluted earnings (loss) per share,
US GAAP	$(0.08)	$0.05	$(0.02)

Adjustments to Assets, Liabilities and Shareholders’ Equity

	2006	2005

Total assets, Canadian GAAP	$23,823,561	$20,609,242
Write-off product launch costs and certain
Deferred costs (i)	(72,004)	(157,207)
Write-off website development costs (iv)	(95,865)	(88,334)

Total assets, US GAAP	$23,655,692	$20,363,701

Total liabilities, Canadian and US GAAP	$12,510,148	$9,373,695

Total shareholders’ equity, Canadian GAAP	11,313,413	11,235,547
Change in deficit relating to:
Application of SOP 98-5 (i)	(72,004)	(157,207)
Application of EITF 00-2 (iv)	(95,865)	(88,334)

Total shareholders’ equity, US GAAP	11,145,544	10,990,006

Total liabilities and shareholders’ equity, US GAAP	$23,655,692	$20,363,701

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2006 and 2005

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

a)	Adjustments to Consolidated Financial Statements – Continued

	2006	2005	2004

Cash flows from operating activities
under Canadian GAAP	$(167,122)	$1,770,156	$(853,640)

Application of SOP 98-5 and EITF
00-2 (i), (iv)	-	(75,065)	(209,870)

Cash flows provided by (used in )
operating activities under US
GAAP	$(167,122)	$1,695,091	$(1,063,510)

Cash flows used in investing
activities under Canadian GAAP	$(124,249)	$(290,679)	$(687,916)

Application of SOP 98-5 and EITF
00-2 (i), (iv)	-	75,065	209,870

Cash flows used in investing
activities under US GAAP	$(124,249)	$(215,614)	$(478,046)

i)	Product Launch and Deferred Costs

Under US GAAP, according to Statement of Position (“SOP”) 98-5, Reporting on the Costs of Start-Up Activities, costs incurred prior to commercial production of a product, costs incurred to establish business in a new territory and costs incurred to initiate a new process in an existing facility are to be expensed as incurred. Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability.

During the year ended February 28, 2006, costs incurred in the development of a product and distribution network totaled $Nil (2005 - $75,065; 2004 - $228,647) which were capitalized under Canadian GAAP. Stock option compensation costs of $Nil (2005 - $Nil; 2004 - $18,187) were included in the capitalized product development costs. The difference in cash flows was due to foreign currency translation.

ii)	Stock based compensation

Effective March 1, 2004, the Company adopted, on a retroactive basis without restatement, the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2002. U.S. GAAP does not require the fair-value-based method to account for employee based options as of January 1, 2002. Since the Company granted options to employees in the years ended February 28, 2006 and 2005, the retroactive adoption without restatement of the new Canadian requirements has created differences between Canadian and U.S. GAAP with respect to the net loss for the years ended February 28, 2006 and 2005. There would however be no adjustment to deficit as well as contributed surplus at March 1, 2004 under U.S. GAAP as was required under Canadian GAAP.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2006 and 2005

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

Under US GAAP, the Company applies Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related FASB Interpretation No. 44 (“FIN 44”) in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is generally recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable. Stock options that have been modified to increase life are remesaured as if the awards were newly granted. As such, related pro-forma information as described in SFAS No. 123 has been disclosed as follows:

	Year Ended	Year Ended	Year Ended
	February 28	February 28	February 29
	2006	2005	2004

Net income (loss) for the year under
U.S. GAAP – as reported	$(1,229,548)	$782,784	$(238,539)
Deduct: Total stock-based employee
compensation expense determined
under fair-value-based methods	47,609	(154,313)	(592,622)

Net loss for the year – pro-forma	$(1,181,939)	$628,471	$(831,161)

Basic and diluted net loss per common
share – pro-forma	$(0.08)	$0.04	$(0.06)

iii)	Compensation expense recorded on application of FIN 44

During the year ended February 28, 2002, the Company repriced stock options previously granted to various employees and directors. Under FIN 44, the resulting intrinsic value of the stock options in the amount of $144,216 (2005 - $35,543; 2004 - $920,866 recovery) are recorded as compensation. As the options are subject to variable accounting (marked to market until exercised, expired, or forfeited), compensation expense (recovery) is recorded in subsequent periods based on the fluctuation in the share price.

During the year ended February 28, 2006, the Company extended the term of 788,504 options for a period of nine to fifteen months. In addition, the Company also re-priced these stock options previously granted to various employees and directors. Under FIN 44, the resulting intrinsic value of the stock options in the amount of $149,815 is recorded as compensation. These options are subject to variable accounting, as such, compensation expense (recovery) is recorded in subsequent periods based on the fluctuations of share prices.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2006 and 2005

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

a)	Adjustments to Consolidated Financial Statements – Continued

iv)

Under Emerging Issues Task Force Issue No. 00-2 (“EITF 00-2”), Accounting for Website Development Cost in the U.S., certain general design and indirect costs related to website development are required to be expensed rather than capitalized. In Canada there is no similar restriction and certain of these costs were capitalized.

	v)	New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123(R) would require the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that file as a foreign private issuer, SFAS No. 123(R) is effective for the first fiscal year beginning after June 15, 2005.

In December 2004, FASB issued SFAS No. 153 to amend Opinion 29 by eliminating the exception for non-monetary exchanges of similar productive assets and replaces it with general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

The Company is assessing the effect on the consolidated financial statements as a result of the implementation of these new standards.

b)	Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Details would be disclosed as follows:

	2006	2005	2004

Net income (loss) available to common	$(1,229,548)	$782,784	$(238,539)
shareholders, US GAAP
Other comprehensive income:
Foreign currency translation
adjustments	1,021,400	988,704	1,083,495

Comprehensive income (loss), US GAAP	$(208,148)	$1,771,488	$844,596